MAIL STOP 3561


								July 12, 2005


Mr. Mr. Harvey L. Weiss
President and Chief Executive Officer
Fortress America Acquisition Corporation
3 Bethesda Metro Center
Suite 700
Bethesda, MD  10814


RE:	Fortress America Acquisition Corporation
      Registration Statement on Form S-1
      File No. 333-123504
      Amendment No. 3 Filed July 5, 2005

Dear Mr. Weiss,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter:

Financial Statements

1. Please expand Note 2 to disclose the significant terms of the underwriter`s purchase option, including the material terms discussed on the cover page, as well as any net settlement provisions. Disclose how you intend to account for the underwriter`s purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate.
Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Closing Comments

      As appropriate, please amend your registration statement in respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Maureen Bauer at (202) 551-3237, or Terence O`Brien, at (202) 551-3355 if you have questions regarding the comments on the financial statements and related matters.
Questions
on other disclosure issues may be directed to John Zitko at (202)
551-3399, or Mike Karney, who supervised the review of your filing, at (202)
551-3847.


								Sincerely,


								Tia Jenkins
`	Senior Assistant Chief Accountant

cc:     Ms. Kristine Wellman
          FAX:  (216 479-8780


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Mr. Harvey L. Weiss
Fortress America Acquisition Corporation
July 12, 2005
Page 2